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Dear Fellow Longleaf Shareholders:

In mid-November we alerted owners of Longleaf Partners Fund that compelling new investments outstripped the cash available for purchases, and existing Fund holdings remained too discounted to sell. We encouraged our partners to add to their Partners Fund stakes to take advantage of the attractively positioned portfolio and to add purchasing power that would further improve the return opportunity.

Our partners have responded with enthusiasm by sending cash and making additional commitments. Market volatility has also worked in our favor, allowing us to purchase extremely discounted, high quality businesses. As anticipated, the P/V ratio of the Fund has become more attractive, moving to the low-60%s. Additional compelling opportunities remain. Shareholders should benefit from adding these to the portfolio. We are, therefore, broadening the call for new capital to the entire Longleaf shareholder base.

Existing owners of the Small-Cap and International Funds may open accounts in the Partners Fund until the additional cash will no longer improve the shareholders’ long-term opportunity. If you are a Longleaf shareholder and would like to open a Partners Fund account, please call (800)445-9469, option 0 and be prepared to provide your existing Longleaf account information. The service representative will be able to establish your account at the time of your call if you are making no changes to the current registration. If you wish to create a Partners Fund account with a different registration, the representative will provide the Exception Authorization Code you will need to complete your new account application.

We hope that inflows from our existing Longleaf partner base will satiate the investment opportunities we have identified. If not, we may temporarily reopen to non-Longleaf investors. We will monitor the Fund’s investment opportunities and available liquidity, and will alert you if and when broadening the Longleaf shareholder base would benefit existing Partners Fund owners.

Thanks to all of our partners for your support and enthusiasm. We are privileged to have a special shareholder base who understands that short-term price swings can provide long-term performance rewards. As the Fund’s largest shareholder group, we are grateful for and benefited by your investing acumen.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

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